EXHIBIT 23.2

To Whom It May Concern:

We hereby consent to the use in the registration statement of Long Term Care Operations 360, Inc. (formerly known as China Crawfish, Ltd.), on Form S-1, filed on May 10, 2021, of our Report of Independent Registered Public Accounting Firm, dated May 10, 2021, on the consolidated balance sheet of Prudent Senior Services of America, Inc. as of October 31, 2020 and 2019, and the related consolidated statements of operations and changes in consolidated stockholders equity and consolidated cash flows for the year then ended and the related notes, which appear in the Form S1.

We also consent to the references to us under the headings “Experts” in such form S-1.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah

(a dba of Heaton & Company, PLLC)

Farmington, UT

May 10, 2021